**EXHIBIT 99.1**
**JOINT FILING AGREEMENT**

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value, of Transcode Therapeutics, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2025.

ANSON FUNDS MANAGEMENT LP
By: Anson Management GP LLC, its general partner

By: /s/ Tony Moore
    Tony Moore
    Manager

ANSON MANAGEMENT GP LLC

By: /s/ Tony Moore
    Tony Moore
    Manager

/s/ Tony Moore
Tony Moore

ANSON ADVISORS INC.

By: /s/ Amin Nathoo
    Amin Nathoo
    Director

By: /s/ Moez Kassam
    Moez Kassam
    Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam